Form 51-102F3

Material Change Report

1.	Name and Address of Company

Atna Resources Ltd.
14142 Denver West Parkway, Suite 250
Golden, Colorado 80401

2.	Date of Material Change

September 18, 2009

3.	News Release

A news release was issued on September 18, 2009 through PR Newswire and was filed with regulatory authorities in Canada, announcing closing of a private placement of debentures. A copy of the news release is attached hereto as Schedule A.

4.	Summary of Material Change

Atna Resources closed its non-brokered private placement of an aggregate of $1,500,000 of secured transferable debentures.

5.	Full Description of Material Change

Atna Resources has closed its non-brokered private placement (the “Private Placement”) of an aggregate of $1,500,000 of secured transferable debentures (the “Debentures”). The Debentures bear interest at a rate of 12% per annum and mature on the date that is 12 months from the date of issue. Each Debenture may be converted into common shares of Atna (“Common Shares”) at the option of the holder at any time, in whole or in part, at a conversion price of CAD$0.76 per share. Atna will have the right to prepay amounts outstanding under the Debentures at any time on or after the date that is 6 months from the date of issue.

The Toronto Stock Exchange has conditionally approved the closing of the Private Placement, subject to the filing of final documents. The Debentures and Common Shares issued upon conversion of the Debentures, if any, will be subject to a standard four-month hold period.

Management expects that the net proceeds from the Private Placement will be used for general corporate purposes, including working capital.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer

The following executive officer of Atna is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

David Suleski
Vice President and Chief Financial Officer
Phone   (303) 278-8464 (Ext.141)

9.	Date of Report

September 21, 2009